Exhibit 99.10

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DR 3.1.4R (1) (a) and DR 3.1.4(R) (1) (b) in accordance with section 324 (as extended by section 328) of the Companies Act 1985;

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust that the following Directors transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme. The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one, subject to the Group achieving in excess of an average of three per cent real increase in earnings per share per annum over the three-year retention period. There will be no opportunity to retest if this performance criterion is not met.

Name	Date of transfer	Number of shares transferred	Number of Additionl Shares conditionally allocated	Resultant aggregate interests.

Gareth Davis	20 February 2006	31,698	31,698	699,488
Robert Dyrbus	20 February 2006	20,111	20,111	432,364
Graham Blashill	20 February 2006	10,701	10,701	178,263
David Cresswell	20 February 2006	13,109	13,109	218,526
Frank Rogerson	20 February 2006	13,109	13,109	214,465

In addition the Trustee also advised the Company that the following PDMRs transferred shares from their existing holdings in order to participate in the Company’s Share Matching Scheme. The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of one to one.

Name	Date of transfer	Number of shares transferred		Number of Additional Shares conditionally allocated	Resultant aggregate interests.

Kathryn Brown	20 February 2006	9,589		9,589	77,270
Alison Cooper	20 February 2006	9,988		9,988	120,243
Matthew Phillips	20 February 2006	2,844	*	2,844	23,443

* Includes 2,283 shares acquired on 15 February 2006 at a cost of £17.52 per share.

T M WILLIAMS

Deputy Company Secretary